Exhibit 99.7
Date            May 4, 2007
Subject       Gemalto N.V. – Notice for 2007 Annual General Meeting of Shareholders
Dear Shareholder,
The Annual General Meeting of Shareholders of Gemalto N.V. (“Gemalto”) is to be held at the Radisson SAS Hotel, Boeing Avenue 2, Schiphol-Rijk, the Netherlands at 10:30 a.m. CET on Tuesday, May 22, 2007. Registration will take place between 9.30 a.m. and 10.15 a.m. CET.
For your information we attach hereto the agenda, including the explanatory notes, as well as the annexes thereto, and details of the procedure for registering for the Annual General Meeting of Shareholders. The notice for the Annual General Meeting of Shareholders, including the agenda, is published in the newspapers on May 4, 2007.
The Board has decided that persons entitled to attend and cast votes at the Annual General Meeting of Shareholders on May 22, 2007, will be those who were recorded as having such rights on May 16, 2007 (the “Record Date”) in a register designated for this purpose by the Board, regardless whether they are shareholders at the time of the Annual General Meeting of Shareholders.
This means that you need to own your shares on the Record Date, but you do not need to block your shares from the Record Date until the Annual General Meeting of Shareholders.
If you wish to attend the Annual General Meeting of Shareholders and exercise your voting right(s), you must complete and sign Appendix I (Attendance form).
If you wish to appoint a representative, you must complete and sign Appendix I (Attendance form) and Appendix II (Power of attorney). Using this power of attorney, your representative will be able to attend the Annual General Meeting of Shareholders and exercise the voting right(s) attached to your shares. You may also give Gemalto’s registrar, Netherlands Management Company B.V. (“NMC”) voting instructions for the Annual General Meeting of Shareholders. In this case, you must indicate so and provide your voting instructions by completing and signing Appendix I (Attendance form) and Appendix II (Power of attorney).
In all cases, your entitlement to attend and cast vote(s) at the Annual General Meeting of Shareholders on May 22, 2007 will be conditional upon your ownership of shares on the Record Date, which is May 16, 2007.
Appendices II and/or I must be received by NMC on the Record Date at the latest.
All documentation for the Annual General Meeting of Shareholders; the agenda, including the explanatory notes, copies of Gemalto’s 2006 Annual Report (including Gemalto’s 2006 Financial Statements), information on the persons proposed for reappointment to the Board, the full text of the proposed Remuneration Policy, as well as the Dutch text of the proposed amendments to Gemalto’s Articles of Association and an unofficial English translation thereof, are available, free of charge, at Gemalto’s head office (Joop Geesinkweg 541-542, 1096 AX Amsterdam, the Netherlands) and at the offices of Axalto

International S.A.S. (6, rue de la Verrerie, 92190 Meudon, France) and are published on Gemalto’s website (www.gemalto.com).
Thank you for your attention in this matter.
Yours truly,
For Gemalto N.V.
Netherlands Management Company B.V.
Registrar
Contact details Netherlands Management Company B.V. (NMC):
Visiting address: Parnassustoren, Locatellikade 1, 1076 AZ Amsterdam, the Netherlands
P.O. Box 75215, 1070 AE Amsterdam, the Netherlands
Tel: +31 20 57 57 124
Fax +31 20 42 06 190
Email: registrar.and.shareholder.services@tmf-group.com

The contact person at NMC is Ms. Saskia Engel (English speaking) or Ms. Juliette Hunt (French speaking).
Gemalto N.V. — Joop Geesinkweg 541-542 1096 AX AMSTERDAM The Netherlands
Phone: +31 20 56 20 680 Fax: +31 20 56 20 686
www.gemalto.com
Gemalto N.V. has its corporate seat in Amsterdam, the Netherlands
Registered with the trade register in Amsterdam, the Netherlands under no 27 25 50 26
Fiscal registration no NL 811 547 528

Appendix I    ATTENDANCE FORM
YOU SHOULD COMPLETE THIS FORM IF YOU WISH TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (“AGM”) OF GEMALTO N.V. OR IF YOU DO NOT ATTEND, BUT WISH TO BE REPRESENTED BY A THIRD PARTY.
This form must be received by Netherlands Management Company B.V. (“NMC”) by the Record Date, which is May 16, 2007, at the latest.
Mr./Mrs./Miss                                          will attend the AGM of Gemalto N.V., to be held at the Radisson SAS Hotel, Boeing Avenue 2, Schiphol-Rijk, the Netherlands at 10:30 a.m. CET on Tuesday, May 22, 2007.

NAME, ADDRESS AND RESIDENCE OF THE UNDERSIGNED SHAREHOLDER
IN CASE OF A LEGAL ENTITY: PLEASE STATE THE DETAILS OF THE AUTHORIZED REPRESENTATIVE WHO WILL BE ATTENDING THE AGM
NUMBER OF SHARES OF GEMALTO N.V. FOR WHICH THE REQUEST IS MADE
PLEASE INDICATE IF YOU WILL NOT ATTEND THE AGM, BUT WISH TO BE REPRESENTED BY A THIRD PARTY. PLEASE ALSO COMPLETE AND SIGN APPENDIX II ‘POWER OF ATTORNEY’

The undersigned hereby undertakes to hold his/her shares on the Record Date, which is May 16, 2007.
(Your shares do not need to be blocked until the AGM)
Executed at __________________ on __________________ 2007

Signature
Gemalto N.V. — Joop Geesinkweg 541-542 1096 AX AMSTERDAM The Netherlands
Phone: +31 20 56 20 680 Fax: +31 20 56 20 686
www.gemalto.com
Gemalto N.V. has its corporate seat in Amsterdam, the Netherlands
Registered with the trade register in Amsterdam, the Netherlands under no 27 25 50 26
Fiscal registration no NL 811 547 528

Appendix II    POWER OF ATTORNEY
YOU SHOULD COMPLETE THIS FORM IF YOU DO NOT WISH TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (“AGM”) OF GEMALTO N.V., BUT WISH TO BE REPRESENTED BY A THIRD PARTY.
This form must be received by Netherlands Management Company B.V. (“NMC”) by the Record Date, which is May 16, 2007, at the latest.
Mr./Mrs./Miss                                         will not attend the AGM of Gemalto N.V., to be held at the Radisson SAS Hotel, Boeing Avenue 2, Schiphol-Rijk, the Netherlands at 10:30 a.m. CET on Tuesday, May 22, 2007, but wishes to be represented by the following party: (* please tick below as appropriate)

NAME, ADDRESS AND RESIDENCE OF THE UNDERSIGNED SHAREHOLDER
NUMBER OF SHARES OF GEMALTO N.V. FOR WHICH THE REQUEST IS MADE

O* Mr./Mrs./Ms.

Name

Company

Address

is hereby authorized to act as his/her authorized representative at the AGM of Gemalto N.V. on May 22, 2007.
O* Mrs./Ms.
Name            Saskia Engel and/or Sandra Lombert
Company     Netherlands Management Company B.V. (NMC)
Gemalto N.V. — Joop Geesinkweg 541-542 1096 AX AMSTERDAM The Netherlands
Phone: +31 20 56 20 680 Fax: +31 20 56 20 686
www.gemalto.com
Gemalto N.V. has its corporate seat in Amsterdam, the Netherlands
Registered with the trade register in Amsterdam, the Netherlands under no 27 25 50 26
Fiscal registration no NL 811 547 528

Address      Parnassustoren, Locatellikade 1, 1076 AZ Amsterdam, the Netherlands
Is/are hereby authorized to act as his/her authorized representative at the AGM of Gemalto N.V. on May 22, 2007 and to vote on behalf of the shareholder in respect of the shares mentioned above and as regards the following items on the agenda of the AGM:
(If no voting instructions are made, Saskia Engel and/or Sandra Lombert on behalf of NMC will vote in respect of the shares mentioned above in accordance with the recommendations of the Board of Gemalto N.V., that recommends a vote in favour of each of the porposals listed below.)

Item 3:	Adoption of the 2006 Financial Statements

In favour
No. of shares:

Against

Abstention

Item 5a:	Discharge of the Chief Executive Officer and the Executive Chairman for the fulfilment of their duties during the past financial year

In favour
No. of shares:

Against

Abstention

Item 5b:	Discharge of the non-executive Board members for the fulfilment of their duties during the past financial year

In favour
No. of shares:

Against

Abstention

Item 6a:	2006 grant of options to the Chief Executive Officer and the Executive Chairman

In favour
No. of shares:

Against

Abstention

Gemalto N.V. — Joop Geesinkweg 541-542 1096 AX AMSTERDAM The Netherlands
Phone: +31 20 56 20 680 Fax: +31 20 56 20 686
www.gemalto.com
Gemalto N.V. has its corporate seat in Amsterdam, the Netherlands
Registered with the trade register in Amsterdam, the Netherlands under no 27 25 50 26
Fiscal registration no NL 811 547 528

Item 6b:	Amendment of the Remuneration Policy for the Chief Executive Officer (and the Executive Chairman)

In favour
No. of shares:

Against

Abstention

Item 6c:	Confirmation of 2005 option grant to the Chief Executive Officer

In favour
No. of shares:

Against

Abstention

Item 7a:	Grant of one time additional remuneration to non-executive Board members

In favour
No. of shares:

Against

Abstention

Item 7b:	Remuneration of the members of the newly created Strategy and M&A Committee

In favour
No. of shares:

Against

Abstention

Item 7c:	Amendment of the remuneration structure of the non-executive Board members

In favour
No. of shares:

Against

Abstention

Gemalto N.V. — Joop Geesinkweg 541-542 1096 AX AMSTERDAM The Netherlands
Phone: +31 20 56 20 680 Fax: +31 20 56 20 686
www.gemalto.com
Gemalto N.V. has its corporate seat in Amsterdam, the Netherlands
Registered with the trade register in Amsterdam, the Netherlands under no 27 25 50 26
Fiscal registration no NL 811 547 528

Item 8a:	Amendment of the Global Equity Incentive Plan, including the Sub-Plans

In favour
No. of shares:

Against

Abstention

Item 8b:	Amendment of the Global Employee Share Purchase Plan, including the Sub-Plans

In favour
No. of shares:

Against

Abstention

Item 8c:	Adoption of the 2006 Stock Option Plan regarding the exchange of Gemplus options

In favour
No. of shares:

Against

Abstention

Item 9a:	Reappointment of Mr. Michel Soublin as a non-executive Board member until the close of the AGM of 2011

In favour
No. of shares:

Against

Abstention

Item 9b:	Reappointment of Mr. Alex Mandl as a non-executive Board member until the close of the AGM of 2011

In favour
No. of shares:

Against

Abstention

Gemalto N.V. — Joop Geesinkweg 541-542 1096 AX AMSTERDAM The Netherlands
Phone: +31 20 56 20 680 Fax: +31 20 56 20 686
www.gemalto.com
Gemalto N.V. has its corporate seat in Amsterdam, the Netherlands
Registered with the trade register in Amsterdam, the Netherlands under no 27 25 50 26
Fiscal registration no NL 811 547 528

Item 9c:	Reappointment of Mr. John de Wit as a non-executive Board member until the close of the AGM of 2011

In favour
No. of shares:

Against

Abstention

Item 10:	Set the maximum number of Board members at eleven

In favour
No. of shares:

Against

Abstention

Item 11:	Amendment of the Articles of Association of Gemalto N.V.

In favour
No. of shares:

Against

Abstention

Item 12:	Renewal of authorization of the Board to repurchase shares in Gemalto N.V.

In favour
No. of shares:

Against

Abstention

Item 13:	Reappointment of PricewaterhouseCoopers N.V. as external auditor for the financial year 2007

In favour
No. of shares:

Against

Abstention

Gemalto N.V. — Joop Geesinkweg 541-542 1096 AX AMSTERDAM The Netherlands
Phone: +31 20 56 20 680 Fax: +31 20 56 20 686
www.gemalto.com
Gemalto N.V. has its corporate seat in Amsterdam, the Netherlands
Registered with the trade register in Amsterdam, the Netherlands under no 27 25 50 26
Fiscal registration no NL 811 547 528

The undersigned hereby undertakes to hold his/her shares on the Record Date, which is May 16, 2007.
(Your shares do not need to be blocked until the Annual General Meeting of Shareholders)
Executed at                      on                      2007

Signature
Gemalto N.V. — Joop Geesinkweg 541-542 1096 AX AMSTERDAM The Netherlands
Phone: +31 20 56 20 680 Fax: +31 20 56 20 686
www.gemalto.com
Gemalto N.V. has its corporate seat in Amsterdam, the Netherlands
Registered with the trade register in Amsterdam, the Netherlands under no 27 25 50 26
Fiscal registration no NL 811 547 528